Form 6-K
No. 2

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of                    April                                          2005,

Commission file number: 0-15741

AB ELECTROLUX

(Translation of registrant’s name into English)

S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX

(publ.)

(Registrant)

Date:	April 14, 2005	By	/s/ Richard S. Pietch

Stockholm, April 14, 2005
PRESS RELEASE	Page 1 of 3

Change in segment reporting as of 2005

(ELUX) As of the first quarter of 2005, the Group’s reporting structure has been changed to comprise Indoor and Outdoor Products instead of as previously Consumer Durables and Professional Products.

Indoor Products comprise operations in appliances and floor care products, as well as the professional operations in food-service equipment and laundry equipment. Outdoor Products comprise garden equipment for the consumer market and professional outdoor products.

There are no changes of the individual segments other than for the Rest of the world segment which will be divided into Latin America and Asia/Pacific.

The tables below show financial key data, excluding items affecting comparability for 2004, 2003, 2002 and 2001 in accordance with the new reporting structure. For 2004, preliminary adjustments for the new International Financial Reporting Standards (IFRS) have been made.

The tables are also available at: www.electrolux.com/financials

The Electrolux Group is the world’s largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chainsaws, lawn mowers, and garden tractors. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use sold under famous brands such as AEG, Electrolux, Zanussi, Frigidaire, Eureka and Husqvarna. In 2004, Electrolux had sales of SEK 121 billion and 72,000 employees.

For further information, please contact Investor Relations at +46 8 738 60 03. Electrolux Press Hotline is available at +46 8 657 65 07.

Quarterly, SEKm	2001 Q1	2001 Q2	2001 Q3	2001 Q4	2002 Q1	2002 Q2	2002 Q3	2002 Q4	2003 Q1	2003 Q2	2003 Q3	2003 Q4	2004 Q1	2004 Q2	2004 Q3	2004 Q4
Indoor Products
Consumer Durables
Europe
Net sales	10,270	10,268	11,768	12,388	10,265	10,743	11,997	12,123	10,843	10,456	11,445	11,523	10,386	9,927	10,793	11,597
Operating income	521	435	643	969	626	736	837	936	639	737	875	1,038	646	762	781	941
Operating margin, %	5.1	4.2	5.5	7.8	6.1	6.9	7.0	7.7	5.9	7.0	7.6	9.0	6.2	7.7	7.2	8.1
Change in net sales, %					0.0	4.6	1.9	-2.1	5.6	-2.7	-4.6	-4.9	-4.2	-5.1	-5.7	0.6
Change in operating income, %					20.2	69.2	30.2	-3.4	2.1	0.1	4.5	10.9	1.1	3.4	-10.7	-9.3
North America
Net sales	7,959	8,643	8,160	7,990	8,754	9,453	8,800	8,238	7,921	8,424	8,396	7,506	7,365	7,691	8,034	7,677
Operating income	347	170	41	249	461	685	406	474	391	528	318	346	282	337	174	323
Operating margin, %	4.4	2.0	0.5	3.1	5.3	7.2	4.6	5.8	4.9	6.3	3.8	4.6	3.8	4.4	2.2	4.2
Change in net sales, %					10.0	9.4	7.8	3.1	-9.5	-10.9	-4.6	-8.9	-7.0	-8.7	-4.3	4.2
Change in operating income, %					32.9	302.9	890.2	90.4	-15.2	-22.9	-21.7	-27.0	-27.9	-36.2	-45.3	14.5
Latin America
Net sales	1,192	1,146	953	1,221	737	1,047	819	1,062	736	856	1,009	1,313	925	950	1,125	1,340
Operating income	35	33	10	6	-47	-25	11	91	28	-40	22	101	35	51	0	49
Operating margin, %	2.9	2.9	1.0	0.5	-6.4	-2.4	1.3	8.6	3.8	-4.7	2.2	7.7	3.8	5.4	0.0	3.7
Change in net sales, %					-38.2	-8.6	-14.1	-13.0	-0.1	-18.2	23.2	23.6	25.7	11.0	11.5	44.9
Change in operating income, %					-234.3	-175.8	10.0	1,416.7	-159.6	60.0	100.0	11.0	25.0	-227.5	-100.0	40.0
Asia Pacific
Net sales	2,030	3,067	2,554	2,769	2,677	3,214	2,517	2,723	2,151	2,197	2,061	2,221	2,222	2,373	2,185	2,359
Operating income	8	123	14	88	28	127	-57	-72	-148	-9	-10	56	-28	-48	-118	-95
Operating margin, %	0.4	4.0	0.5	3.2	1.0	4.0	-2.3	-2.6	-6.9	-0.4	-0.5	2.5	-1.3	-2.0	-5.4	-4.0
Change in net sales, %					31.9	4.8	-1.4	-1.7	-19.6	-31.6	-18.1	-18.4	3.3	8.0	6.0	6.2
Change in operating income, %					250.0	3.3	-507.1	-181.8	-628.6	-107.1	-82.5	-177.8	-81.1	433.3	1,080.0	239.3
Professional Products
Net sales	4,584	5,037	3,829	3,623	3,029	3,032	2,192	2,634	2,165	2,496	1,718	1,734	1,558	1,693	1,517	1,672
Operating income	338	460	163	110	183	214	197	159	138	193	124	101	96	133	111	105
Operating margin, %	7.4	9.1	4.3	3.0	6.0	7.1	9.0	6.0	6.4	7.7	7.2	5.8	6.2	7.9	7.3	6.3
Change in net sales, %					-33.9	-39.8	-42.8	-27.3	-28.5	-17.7	-21.6	-34.2	-28.0	-32.2	-11.7	7.3
Change in operating income, %					-45.9	-53.5	20.9	44.5	-24.6	-9.8	-37.1	-36.5	-30.4	-31.1	-10.5	9.4
Total Indoor
Net sales	26,035	28,161	27,264	27,991	25,462	27,489	26,325	26,780	23,816	24,429	24,629	24,297	22,456	22,634	23,654	24,645
Operating income	1,249	1,221	871	1,422	1,251	1,737	1,394	1,588	1,048	1,409	1,329	1,642	1,031	1,235	948	1,323
Operating margin, %	4.8	4.3	3.2	5.1	4.9	6.3	5.3	5.9	4.4	5.8	5.4	6.8	4.6	5.5	4.0	5.4
Change in net sales, %					-2.2	-2.4	-3.4	-4.3	-6.5	-11.1	-6.4	-9.3	-5.7	-7.3	-4.0	9.7
Change in operating income, %					2.4	45.7	65.8	16.7	-10.4	-8.7	1.9	14.0	-1.6	-12.3	-28.7	28.3

Quarterly, SEKm	2001 Q1	2001 Q2	2001 Q3	2001 Q4	2002 Q1	2002 Q2	2002 Q3	2002 Q4	2003 Q1	2003 Q2	2003 Q3	2003 Q4	2004 Q1	2004 Q2	2004 Q3	2004 Q4
Outdoor Products
Consumer Products
Net sales	5,654	7,144	3,768	1,975	6,126	7,515	2,989	1,599	5,722	6,269	3,462	1,770	5,611	6,676	3,546	1,746
Operating income	417	627	66	-158	489	761	176	19	505	720	220	48	522	728	275	82
Operating margin, %	7.4	8.8	1.8	-8.0	8.0	10.1	5.9	1.2	8.8	11.5	6.4	2.7	9.3	10.9	7.8	4.7
Change in net sales, %					8.3	5.2	-20.7	-19.0	-6.6	-16.6	15.8	10.7	-1.9	6.5	2.4	-68.9
Change in operating income, %					17.3	21.4	166.7	-112.0	3.3	-5.4	25.0	152.6	3.4	1.1	25.0	-84.3
Professional Products
Net sales	1,862	2,003	1,805	1,854	1,951	2,178	2,410	2,180	2,500	2,592	2,274	2,230	2,409	2,624	2,374	2,216
Operating income	313	365	289	330	359	406	346	320	415	448	341	258	354	456	387	324
Operating margin, %	16.8	18.2	16.0	17.8	18.4	18.6	14.4	14.7	16.6	17.3	15.0	11.6	14.7	17.4	16.3	14.6
Change in net sales, %					4.8	8.7	33.5	17.6	28.1	19.0	-5.6	2.3	-3.6	1.2	4.4	-8.0
Change in operating income, %					14.7	11.2	19.7	-3.0	15.6	10.3	-1.4	-19.4	-14.7	1.8	13.5	-8.5
Total Outdoor
Net sales	7,516	9,147	5,573	3,829	8,077	9,693	5,399	3,779	8,222	8,861	5,736	4,000	8,020	9,300	5,920	3,962
Operating income	730	992	355	172	848	1,167	522	339	920	1,168	561	306	876	1,184	662	406
Operating margin, %	9.7	10.8	6.4	4.5	10.5	12.0	9.7	9.0	11.2	13.2	9.8	7.7	10.9	12.7	11.2	10.2
Change in net sales, %					7.5	6.0	-3.1	-1.3	1.8	-8.6	6.2	5.8	-2.5	5.0	3.2	-50.6
Change in operating income, %					16.2	17.6	47.0	97.1	8.5	0.1	7.5	-9.7	-4.8	1.4	18.0	-53.7
Common Group costs, etc
Net sales	119	151	-44	61	42	42	35	27	24	23	22	18	17	16	14	13
Operating income	-127	-177	-143	-145	-193	-182	-161	-147	-170	-168	-192	-215	-166	-231	-221	-280
Items affecting comparability			1,357	-1,498	1,885		25	-2,344			-378	-85	-979	-406	-276	-299
Total Group
Net sales	33,670	37,459	32,793	31,881	33,581	37,224	31,759	30,586	32,062	33,313	30,387	28,315	30,493	31,950	29,588	28,620
Operating income excl. items affecting comparability	1,852	2,036	1,083	1,449	1,906	2,722	1,755	1,780	1,798	2,409	1,698	1,733	1,741	2,188	1,389	1,449
Operating margin, %	5.5	5.4	3.3	4.5	5.7	7.3	5.5	5.8	5.6	7.2	5.6	6.1	5.7	6.8	4.7	5.1
Operating income incl. items affecting comparability	1,852	2,036	2,440	-49	3,791	2,722	1,780	-564	1,798	2,409	1,320	1,648	762	1,782	1,113	1,150
Operating margin, %	5.5	5.4	7.4	-0.2	11.3	7.3	5.6	-1.8	5.6	7.2	4.3	5.8	2.5	5.6	3.8	4.0